BlueArc Multi-Strategy Fund

If you do not want to sell your shares at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

December 21, 2016

Dear BlueArc Multi-Strategy Fund Investor:

The BlueArc Multi-Strategy Fund (the “Fund”) is a closed-end fund that offers shares that do not have daily liquidity. To provide shareholders with periodic liquidity, the Fund offers a quarterly share repurchase program which enables investors to sell shares at Net Asset Value (“NAV”) on a specific repurchase date. We have outlined important dates below related to the tender offer by the BlueArc Multi-Strategy Fund.

If you are not interested in selling your shares of beneficial interest of the Fund (the “Shares”) at this time, please disregard this notice and take no action.

The tender offer period will begin on December 23, 2016 and end on January 25, 2017, and any Shares tendered to the Fund will be valued with effect on March 31, 2017 for purposes of calculating the purchase price of such Shares. The purpose of the tender offer is to provide liquidity to investors of the Fund. Fund Shares can be redeemed by means of a tender offer only during one of the Fund's announced tender offers. There can be no assurance that the Fund will be able to repurchase all the shares that you tender even if you tender all the shares that you own.

Should you wish to sell any of your Shares during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, Gemini Fund Services, LLC (“Gemini”), either in the enclosed postage-paid envelope or by fax, or work with your registered investment advisor, broker-dealer or other intermediary (collectively “Investment Advisor”) to convey the Letter of Transmittal to Gemini.

All requests to tender Shares must be received by Gemini, whether sent directly or through your Investment Advisor, either by mail or by fax, in good order, by January 25, 2017. If you elect to tender, please confirm receipt of the Letter of Transmittal by Gemini by calling the Fund at (844) 798-3838 or working with your Investment Advisor to contact Gemini. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting Gemini, whether sent directly or through your Investment Advisor, to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by Gemini, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at (844) 798-3838.

Sincerely,

BlueArc Multi-Strategy Fund